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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer: Ponder Industries Inc.

Title of Class of Securities:  Common Stock, $.01 par value

CUSIP Number:  732378104

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

         Herbert Chen, c/o Chen Capital Partners, L.P.,
                   237 Park Avenue, 9th Floor
            New York, New York 10017; (212) 808-2406

     (Date of Event which Requires Filing of this Statement)

                         October 6, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No.  732378104

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Chen Capital Partners, L.P.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization

         New York

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

         1,869,600

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         1,869,600

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,869,600

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares




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13. Percent of Class Represented by Amount in Row (11)

         6.70%

14. Type of Reporting Person

         PN














































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CUSIP No. 732378104

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Herbert Chen

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         AF, PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

         2,559,500

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         2,559,500

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         2,559,500

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         9.17%

14. Type of Reporting Person

         IN














































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CUSIP No.  732378104

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Henry Scholder

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         AF, PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

         2,559,500

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         2,559,500

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         2,559,500

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares




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13. Percent of Class Represented by Amount in Row (11)

         9.17%

14. Type of Reporting Person

         IN














































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Item 1.  SECURITY AND ISSUER

         This statement relates to shares of Common Stock, $.01 par value (the "Common Stock") of Ponder Industries Inc. (the "Company"). The Company's principal executive office is located at 5005 Riverway Drive, Suite 550, P.O. Drawer 2229, Houston, Texas 77056.

Item 2.  IDENTITY AND BACKGROUND

         This statement is being filed on behalf of Chen Capital Partners, L.P. (the "Partnership"), Herbert Chen and Henry Scholder (together with the Partnership, the "Reporting Persons"). The Partnership, an investment partnership, is a New York limited partnership. Herbert Chen is the general partner of the Partnership and is the President of Chen Capital Management, LLC. Chen Capital Management, LLC is the investment manager of Chen Capital Overseas, Ltd. (the "Offshore Fund"), a British Virgin Islands corporation, and Common Sense Partners (the "Managed Account"), a managed account. Henry Scholder exercises investment discretion with respect to the Partnership, the Offshore Fund and the Managed Account. The principal office of the Reporting Persons is 237 Park Avenue, 9th Floor New York, New York 10017.

         None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Herbert Chen and Henry Scholder are citizens of the United States of America. The Partnership is a New York limited partnership.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As of the date hereof, the Partnership owns 1,869,600 shares of Common Stock and Herbert Chen and Henry Scholder are deemed to be the beneficial owners of 2,559,500 shares of Common Stock. All 2,559,500 shares of Common Stock that Herbert Chen and Henry Scholder are currently deemed to be the beneficial owners of are held in the Partnership, the Offshore Fund or the Managed


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         Account.  Previously, Herbert Chen and Henry Scholder
         each personally owned shares of Common Stock. The Common Stock owned by the Reporting Persons was purchased in open market transactions; that owned by the Partnership was purchased at an aggregate price of $1,171,504 and that deemed to be owned by Herbert Chen and Henry Scholder was purchased at an aggregate price of $1,604,010. The funds for the purchase of the Common Stock held in the Partnership came from capital contributions to the Partnership by its general and limited partners. The funds for the purchase of the Common Stock held in the Offshore Fund or the Managed Account came from the Offshore Fund's or Managed Account's own funds. The funds for the previous personal purchases by Herbert Chen and Henry Scholder came from personal funds. The Reporting Persons engage in margin borrowing in the ordinary course of business.

Item 4.  PURPOSE OF TRANSACTIONS.

         The Common Stock beneficially owned by the Reporting
         Persons were acquired for, and are being held for, investment purposes.

         The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule
         13D.

Item 5.  INTEREST IN SECURITIES OF ISSUER.

         Based on information received from the Company, as of October 6, 1997, there were approximately 27,900,000 shares of Common Stock outstanding. Therefore, the Partnership owns 6.70% of the outstanding Common Stock and Herbert Chen and Henry Scholder are deemed to own 9.17% of the outstanding Common Stock. Each Reporting Person has the sole or shared power to vote, direct the vote, dispose of or direct the disposition of all the Common Stock that he or it beneficially owns.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None of the Reporting Persons has any contract, arrangement, understanding or relationship with any person with respect to the Common Stock.






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Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Attached hereto as Exhibit A is an agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities
              Exchange Act of 1934.

         2. Attached hereto as Exhibit B is a description of the transactions in the Common Stock that were effected by the Reporting Persons during 60 days prior to October 15, 1997.


         Signature

         The undersigned, after reasonable inquiry and to the best of his knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.


October 15, 1997

                                /s/ Herbert Chen
                                Herbert Chen


                                /s/ Henry Scholder
                                Henry Scholder


                             CHEN CAPITAL PARTNERS, L.P.


                             By: Herbert Chen,
                                 its General Partner


                                /s/ Herbert Chen
                                Herbert Chen













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                            EXHIBIT A



                         AGREEMENT

         The undersigned agree that this Schedule 13D dated

October 15, 1997 relating to Common Stock in Ponder

Industries Inc. shall be filed on behalf of the undersigned.


                                   /s/ Herbert Chen
                                 _____________________________
                                 Herbert Chen

                                   /s/ Henry Scholder
                                 _____________________________
                                 Henry Scholder


                             CHEN CAPITAL PARTNERS, L.P.

                             By: Herbert Chen,
                                 its General Partner


                                   /s/ Herbert Chen
                                 _____________________________
                                 Herbert Chen






















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                            EXHIBIT B

                 REPORTING PERSONS' TRANSACTIONS

Date               Shares of           Price Per Share
                   Common Stock        (Not Including Commission)
____               _______________     ______________________

8/18/97                 32,500                0.6875

8/21/97               (32,500)                0.73316

8/26/97               (30,000)                0.75

8/27/97               (52,500)                0.8080

10/3/97                500,000                0.4688

10/6/97              1,742,500                0.6209

10/7/97                150,000                0.9150

10/9/97                167,000                0.8874






























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01127002.AB5